UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

ACME AtronOmatic, Inc.

(Exact name of issuer as specified in its charter)

Delaware	93-2279864
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

111 W Jefferson St, Suite 200

Orlando, FL 32801

(Full mailing address of principal executive offices)

(407) 720-5275

(Issuer’s telephone number, including area code)

In this semi-annual report, the term “ACME AtronOmatic” or “the company” refers to ACME AtronOmatic, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2026 (“Interim 2026") and the six-month period ended June 30, 2025 (“Interim 2025”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report, and in conjunction with our audited consolidated financial statements in our annual report on Form 1-K filed on April 30, 2026. The consolidated financial statements included in this semi-annual report are those of ACME AtronOmatic, Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2026 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2026.

Operating Results

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Our summary of operating results for the Interim 2026 and Interim 2025 are as follows:

Results of Operations

Interim 2026 Compared with Interim 2025

Net Revenues

For Interim 2026, the company generated net revenues of $5,261,907 compared to net revenues of $5,215,334 for Interim 2025. This represents a year-over-year increase of $46,573, or approximately 1%. Net revenues consist of the gross revenues received from MyRadar app subscriptions or in-app purchases on the MyRadar app, as well as revenues from government contracts, and data sales, reduced by amounts owed as a result of those revenues to the digital vendors of the MyRadar app.

While the company generates revenue through advertisements within its free MyRadar app, that advertising revenue is subject to significant reductions due to digital vendors as a result of their distribution policies, which is why the company presents the advertising revenue on a net revenue basis.

For the Interim 2026, the company’s net revenue composition was approximately as follows:

Net Revenue Source	Amount
Advertising revenue	$1,284,122
Subscription revenue	$2,809,501
Data sales	$757,666
Federal contracts	$410,621

In the past few years, the company has emphasized its subscription app, which allows for steadier, recurring revenue that is not reduced by amounts owed to digital vendors. Retention on monthly subscriptions averages 96% month over month for Interim 2026, and on annual subscriptions it averages 70% year over year for the Interim 2026.

Operating Expenses

Operating expenses consist of general and administrative expenses, such as employee compensation, research and development associated with new products and improvements to existing products, and sales and marketing expenses. During the Interim 2026, our operating expenses decreased to $6,045,699 compared to $7,001,658 in Interim 2025. The main driver of the decrease was a decrease in costs associated with advertising from $688,343 to $99,231 as well as limited reductions in research and development and general and administrative expenses.

As a result, the company’s net loss was $897,547 for Interim 2026 compared with a net loss of $2,082,488 for Interim 2025.

Liquidity and Capital Resources

As of June 30, 2026 Compared with December 31, 2025

Assets

The vast majority of the company’s assets are current assets rather than fixed or long-term assets. As of June 30, 2026, the company held cash and cash equivalents of $14,169, while recording accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $1,728,408. This is a decrease from December 31, 2025, of accounts receivable of $1,853,793. We record amounts as accounts receivable upon earning the revenue or invoicing the government, as which point we invoice the applicable digital vendor. Payments typically come in 30 days from issuance of the invoice.

The company is currently owed funds from its CEO in the amounts of $158,470 and $125,702 as of June 30, 2026 and December 31, 2025, respectively. This amount is considered a current asset of the company.

As a result, the company’s total assets as of June 30, 2026 was $2,766,595 compared to $2,861,409 as of December 31, 2025.

Liabilities and Outstanding Debts

As of June 30, 2026, the company’s current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, accrued expenses, and lines of credit to smooth out the company’s cash flow requirements.

Line of Credit: The company entered into a line of credit with a lender during fiscal year 2023. The first line of credit was entered into in fiscal year 2022 and allows for borrowing up to $167,265. As of June 30, 2026 and December 31, 2025, the outstanding balance on this line of credit was $67,725 and zero respectively.

SBA Loan: The Company entered into a loan agreement with Small Business Administration (“SBA”) in fiscal year 2018. The original borrowing amount on the facility was $517,200 to be repaid over 120 month term. The initial 60 month term called for the interest rate to be fixed at the WSJ Prime Rate (Index) plus 2.5% with monthly installments of $6,139. The initial 60 month term expired as of December 31, 2023. For the remaining 60 month term, the loan carries a variable interest rate based on the prevailing index each month plus 2.25%. As of June 30, 2026, the interest rate was 9% and the monthly installment was $6,568, including interest and principle. As of December 31, 2025, the interest rate was 9.25% and the monthly installment was $6,568 including interest & principle. The principal balance outstanding as of June 30, 2026 and December 31, 2025 is $168,453 and $205,958, respectively. The loan will mature in 2028.

Aspire Funding Loan: The company entered into a loan agreement in May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September 2024, the company reorganized the loan agreement, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The outstanding balance as of June 30, 2026 and December 31, 2025 was $0 and $0 respectively.

Blade Funding Loan: The company entered into a loan agreement in September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2026 is $0.

Vehicle Loan: The company entered into a loan agreement with JP Morgan Chase (lender) in March 2024 to purchase a Tesla Cybertruck in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2026 and December 31, 2025 was $61,522 and $68,639.

Intuit Loan: The company entered into a loan agreement inf August 2024 with Intuit, Inc. The facility allowed borrowing up to $45,000 through the period ending June 30, 2025. The Company entered into additional loan agreements in January 2026 in the amount of $80,437 and an additional loan in March 2026 in the amount of $23,078 with Intuit Inc. The loans carry an interest rate of 18% with monthly payments of $7,375 and $2,118 respectively. The total outstanding balance as of June 30, 2026 and December 31, 2025 is $66,353 and $19,563respectively.

Forward Financing: In March 2025, the Company entered into a Forward Financing agreement to sell $670,000 in future accounts receivable for $500,000, maturing in March 2026. The loan carries a fixed interest of $170,000 and is to be repaid in 52 weekly installments of $12,885. The loan is secured through a lien on the accounts receivable of the Company and a personal guarantee from the Company’s CEO. The principal outstanding balance on this facility as of June 30, 2026 and December 31, 2025 is $0 and $124,384, respectively.

Fundbox Loan: In April 2024, the Company entered into an agreement to sell $61,579 in future accounts receivable for $56,600. The loan has an imputed interest rate is 8.2% and is to be repaid in weekly payments of $3,065. The Company entered into several additional funding agreements over the year ending June 30, 2026, for a total of $260,330 in financing and is secured by the Company’s accounts receivable and matures in October 2026. The current loan balance is to be repaid in weekly payments of $4,679.86. The total outstanding balance as of June 30, 2026 and December 31, 2025, was $74,654 and $66.960 respectively.

Funding Breeze: In May 2025, the Company entered into a revenue purchase agreement with Funding Breeze for an initial loan amount of $200,000, less initiation fees of $8,000, maturing in January 2026. The loan calls for 35 weekly installments of $7,611 which includes principal and interest. The outstanding balance as of June 30, 2026 and December 31, 2025 is $0 and $11,111, respectively.

Wall Funding: In April 2026, the Company entered into a revenue purchase agreement with Wall Funding for an initial loan amount of $500,000, maturing in April 2027. The loan calls for 52 weekly installments of $12,019 which includes principal and interest. The outstanding balance as of June 30, 2026 is $412,313.

Vehicle Loan: The company entered into a loan agreement with Wells Fargo Auto (lender) in February 2026 to purchase a vehicle in the amount of $127,451 with a down payment of $7,830 and a loan in the amount $119,621. The loan carries a fixed interest rate of 4.94% and the loan is to be repaid in 72 equal monthly installments of $1,927 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2026 is $114,096.

As a result of the foregoing, the company recorded total liabilities of $3,369,143 and $3,126,887 as of June 30, 2026 and December 31, 2025 respectively.

Recent Offerings of Securities

On January 28, 2025 the company launched a Regulation A offering. The company is offering in aggregate, up to 5,809,499 shares of Common Stock, consisting of up to 4,841,249 shares of Common Stock, plus up to 968,250 additional shares of Common Stock eligible to be issued as bonus shares (the “Bonus Shares”) to investors based upon an investor’s investment level, whether an investor is entitled to the StartEngine Venture Club Bonus (f/k/a StartEngine Owners Bonus), whether the investor made a non-binding indication of interest, and whether the investors is a prior investor or subscriber to the MyRadar app. We may issue up to 968,250 shares eligible to be issued as Bonus Shares for no additional consideration, assuming that 100% of investors achieve the highest level of Bonus Shares are issued.

Between January 1, 2026 and June 30, 2026, the company issued an aggregate of 183,356, for net proceeds of approximately $368,339. Since the commencement of its Regulation A offering on January 28, 2025 to June 30, 2026, the company has issued an aggregate of 929,717 shares of its Common Stock sold for cash at a price of $3.75 per share, as well as issued 58,144 Bonus Shares (as defined in the Offering Statement) for no additional consideration, resulting in gross proceeds of approximately $3,591,098. After deducting offering-related expenses and commissions of approximately $648,562, the company received net proceeds of approximately $2,942,534.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company incurred losses from operations and has accumulated deficit as of June 30, 2026 and 2025.

The company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trend Information

The company is currently in the growth stage and generating revenue. With the increased emphasis on subscription based revenues through the MyRadar app, management hopes to see increased revenues going forward. There is no certainty that we will be able to significantly increase subscribers.

Additional revenue channels may open up to the company following the launch of its HORIS satellite-based earth observation platform. The first two pathfinder units in the HORIS platform were integrated into a launch system during a successful launch in June 2025. The operation of those two satellite platforms have generated important information for the company that is being integrated into the development of its HORIS 3 and 4 satellite systems. We believe the proprietary data generated from the HORIS satellite platforms will generate additional demand from government and enterprise customers.

Satellite-based technologies

The company continues to pursue opportunities to expand the application of its satellite-based technologies to government and defense-related use cases. As part of these efforts, MyRadar has been selected for funding for a Phase II Small Business Innovation Research (“SBIR”) project with the Defense Threat Reduction Agency (“DTRA”). The contract has not yet been executed, and the company is currently proceeding through the contract negotiation and preparation process.

The proposed two-year project, Radiometric Algorithm for Geostationary NOx and Aerosol Retrieval for Ordnance and Chemicals (“RAGNAROC”), builds upon work completed by MyRadar during Phase I. During Phase I, the company demonstrated the feasibility of using existing geostationary weather satellites and multispectral infrared observations to identify signatures associated with hazardous atmospheric events. If the Phase II contract is executed, the company expects to use the Phase II project to further develop and integrate this technology into a prototype capable of detecting debris clouds, estimating cloud-top height, identifying aerosol and nitrogen oxide signatures, forecasting plume movement, and generating decision-support products.

The company believes the technology developed through RAGNAROC could lead to a Phase III development of the software that can potentially be licensed commercially or to the government. There can be no assurance, however, that the Phase II contract will be executed on the terms currently anticipated, or at all, or that the project will result in additional contracts or future revenue beyond amounts ultimately awarded under the Phase II contract.

Item 2.

None.

Item 3.

ACME AtronOmatic Inc

Consolidated Financial Statements

(Compiled)

for the Six-Month Periods ended June 30, 2026 & 2025

ACME AtronOmatic, Inc.

Contents

BABIONE, KUEHLER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Marcia S. Babione, CPA- Emerita Mark A. Kuehler, CPA Linda D. Hutcheson, CPA John S. Roicki, CPA Rachel Dawn Farina, CPA	4060 Edgewater Drive Orlando, FL 32804 (407) 291-6400 Fax (407) 291-6416	Members: American Institute of Certified Public Accountants Florida Institute of Certified Public Accountants A Partnership Including Professional Associations

Independent Accountants’ Compilation Report

To the Management of
ACME AtronOmatic, Inc.

Orlando, Florida

Management is responsible for the accompanying consolidated financial statements of ACME AtronOmatic, Inc. ( the “Company”), which comprise the consolidated balance sheets as of June 30, 2026 & December 31, 2025, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the six-month periods ended June 30, 2026 and 2025, and the related consolidated notes to the financial statements as of June 30, 2026 in accordance with principles generally accepted in the United States of America (“U.S. GAAP”). We have performed a compilation engagement in accordance with Statements on Standards for Accounting & Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the accompanying financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Other Matter - Going Concern

As discussed in Note 2 – certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

August 26, 2026

Orlando, Florida

ACME AtronOmatic, Inc.

Consolidated Balance Sheets

As of June 30, 2026

	June 30,	December 31,
	2026	2025
Assets

Current Assets:
Cash	$14,169	$24,220
Accounts receivable, net	1,728,408	1,853,793
Prepaid expenses	52,256	43,103
Due from related party	158,470	125,701
Total current assets	1,953,303	2,046,817

Property & Equipment:
Office & computer equipment	112,658	112,658
Furniture & fixtures	5,298	5,298
Vehicles	246,835	119,385
Accumulated depreciation & amortization	(132,801)	(113,016)
Property and equipment, net	231,990	124,325

Other Assets:
Finance leases right of use assets	163,071	163,071
Operating leases right of use assets	813,006	813,006
Accumulated amortization - lease right of use assets	(394,775)	(285,810)
Total other assets	581,302	690,267

Total Assets	$2,766,595	$2,861,409

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Balance Sheets (Continued)

As of June 30, 2026

	June 30,	December 31,
	2026	2025
Liabilities & Stockholders' Deficit

Current Liabilities:
Accounts payable	$580,564	$614,429
Accrued expenses	490,958	447,129
Line of credit	67,725	-
Current portion of deferred revenue	633,855	596,225
Current portion of notes payable	644,559	298,090
Current portion of finance lease obligations	29,403	40,859
Current portion of operating lease obligations	248,818	161,658
Total current liabilities	2,695,882	2,158,390

Non-Current Liabilities:
Deferred revenue	116,667	291,667
Notes payable	244,878	188,981
Finance lease obligations	1,284	12,514
Operating lease obligations	310,432	475,335
Total non-current liabilities	673,261	968,497

Total liabilities	3,369,143	3,126,887

Stockholders' Deficit:
Common stock, $.0001 par value; 26,555,303 and 26,371,947 shares authorized, issued and outstanding at June 30, 2026 and December 31, 2025, respectively	2,655	2,637
Additional paid-in-capital, net of issuance costs	10,457,159	9,910,834
Subscriptions receivable	(157,603)	(171,737)
Accumulated deficit	(10,904,759)	(10,007,212)
Total stockholders' deficit	(602,548)	(265,478)

Total Liabilities and Stockholders' Deficit	$2,766,595	$2,861,409

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Statements of Operations

For the Six-Months Periods Ended June 30, 2026 and 2025

	June 30,
	2026	2025
Revenues, net	$5,261,907	5,215,334

Operating Expenses
Salaries & wages	3,614,378	3,599,066
Stock-based compensation	192,138	-
Advertising	99,231	688,343
Research & development	390,896	544,904
Depreciation & amortization	21,376	14,537
General & administrative	1,727,680	2,154,808
Total Operating Expenses	6,045,699	7,001,658

Operating Loss	(783,792)	(1,786,324)

Other expense
Interest expense	(113,755)	(296,164)
Total other expense	(113,755)	(296,164)

Net loss before provision for income taxes	(897,547)	(2,082,488)

Provision (Benefit) for income taxes	-	-

Net Loss	$(897,547)	$(2,082,488)

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Statements of Changes in Stockholders' Deficit

For the Six-Month Periods Ended June 30, 2026 and 2025

					Retained
					Earnings
	Common Stock		Subscription	Additional Paid	(Accumulated	Total Equity
	Shares	Value	Receivable	in Capital, Net	Deficit)	(Deficit)
Balances at December 31, 2024	25,531,785	$2,553	$(273,407)	$5,958,595	$(6,373,153)	$(685,412)
Prior period adjustment	-	-	-	-	20,188	20,188
Adjusted balance, January 1, 2025
Issuance of Common Stock, net	357,661	36	-	1,341,192	-	1,341,228
Net loss for the six month period	-	-	-	-	(2,082,488)	(2,082,488)
Balances at June 30, 2025	25,889,446	2,589	(273,407)	7,299,787	(8,435,453)	(1,406,484)

Balances at December 31, 2025	26,371,947	2,637	(171,737)	9,910,834	(10,007,212)	(265,478)
Issuance of common stock, net	183,356	18	14,134	354,187	-	368,339
Stock-based compensation	-	-	-	192,138	-	192,138
Net loss for the six month period	-	-	-	-	(897,547)	(897,547)
Balances at June 30, 2026	26,555,303	2,655	(157,603)	10,457,159	(10,904,759)	(602,548)

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Statements of Cash Flow

For the Six Months Periods Ended June 30, 2026 and 2025

	June 30,
	2026	2025
Cash Flows from Operting Activities
Net loss	$(897,547)	$(2,082,488)
Adjustments to reconcile net income (loss) to net cash
provided for (used in) operating activities
Depreciation & amortization	21,376	14,537
Operating leases right of use assets amortization	80,688	-
Finance leases right of use assets amorization	28,296	-
Stock-based compensation	192,138	-
Changes in operating assets and liabilities
Accounts receivable, net	125,385	359,899
Prepaid expenses	(9,153)	(37,804)
Accounts Payable	(33,865)	639,884
Accrued expenses	43,829	160,941
Due from related parties	(32,769)	(113,867)
Deferred revenue	(137,370)	(394,793)
Operating lease obligation payments	(77,743)	-
Net cash used by operating activities	(696,735)	(1,453,691)

Cash Flow from Investing Activities
Purchases of property & equipment	(127,450)	-
Net cash used by investing activities	(127,450)	-

Cash Flow from Financing Activities
Issuance of common stock, net	368,339	1,341,228
Borrowing (payments) on line of credit, net	67,725	(84,362)
Borrowing (payments) on notes payable, net	392,034	229,496
Principle payments on finance lease obligations	(22,686)	-
Net cash provided by financing activities	805,412	1,486,362

Net increase (decrease) in cash	(18,773)	32,671

Cash, beginning of year	32,942	271

Cash, end of year	$14,169	$32,942

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$113,755	$296,164

Cash paid for income taxes	$-	$-

See Independent Accountants’ Compilation Report and the accompanying notes to consolidated financial statements.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

1.	NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Delaware. The Company’s headquarters are located in Orlando, Florida and is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtronOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of June 30, 2026, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company, known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company’s data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the “financial statement”) are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated and all intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Reclassifications

Certain amounts for the period ended June 30, 2025 have been reclassified to conform with the June 30, 2026 presentation. Specifically, the overhead allocation between R&D expenses and the G&A expenses.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2026 and December 31, 2025, the Company’s cash did not exceed FDIC insured limits.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts. The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of June 30, 2026 and December 31 2025, the Company determined an allowance for expected credit losses was $26,901, respectively.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset’s estimated fair value. No such impairment was recorded for the six month period ended June 30, 2026 and the year ended December 31, 2025.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter. Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years
Furniture	7 years
Vehicles	5 years

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties associated with uncertain tax positions as a component of selling, general and administrative expenses in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management’s estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Deferred Revenue

Deferred revenue represents prepaid subscriptions of the Company’s MyRadar application and long-term contractual service agreements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

2)	Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile aps for aviation, weather, and consumer sectors, as well as from advertising. The Company also has been engaged in contracts with the federal government installing their weather software for use in the military and other areas.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term. Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were $99,231 and $659,538 for the six month periods ended June 30, 2026, and 2025, respectively, and are included in general and administrative expenses in the consolidated statements of operations.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit as of June 30, 2026 and December 31, 2025.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.  Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 26, 2026, which is the date the financial statements were issued.

3.	Related Party

As of June 30, 2026 and December 31, 2025 the Company was owed $158,470 and $125,701, respectively from its major stockholder and CEO. This amount is classified in current assets of the accompanying financial statements.

In 2024, the Company formed ACME AtronOmatic IP Holdings, LLC (IP Holdings), a Florida limited liability company, owned 100% by the Company for the purpose of holding patents that had been applied for. In March of 2026, the Company transferred those patents to IP Holdings.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

4.	Prior period adjustment – Correction of error (ASC 842 Lease accounting)

During the year ended December 31, 2025, the Company identified that certain lease arrangements existed during the year ended December 2024 had not been accounted for in accordance with ASC 842, Leases. ASC 842 was effective for the Company in prior periods, and the omission represents an error in previously issued financial statements.

The Company evaluated the materiality of the error in accordance with ASC 250, Accounting Changes and Error Corrections, and SEC Staff Accounting Bulletin No. 99. The comparative 2024 financial statements presented herein have not been restated. Management concluded, after consideration of quantitative and qualitative factors, that the omission was not material to the previously issued 2024 financial statements. Accordingly, the Company has corrected the error through a prior-period adjustment in the accompanying 2025 financial statements.

Had the correction been recorded as of December 31, 2024, operating lease right-of-use assets and corresponding lease liabilities would have increased by approximately $976,077, subject to the normal period-end measurement adjustments. Since the Company did not restate the previously issued financial statements, as a result of the correction, the Company recognized operating lease right of use (ROU) assets and corresponding lease liabilities of approximately $976,077 as of January 1, 2025. The cumulative effect of the correction resulted in an adjustment to beginning earnings of approximately $20,188.

5.	Leasing arrangements

The Company entered into operating and financing leases of buildings for corporate offices and vehicles. The leases have remaining lease terms of 1 – 5 years, two of which include options to extend the leases up to 5 years. The exercise of the lease renewal option is at the Company’s sole discretion. Certain leases include options to purchase the leased property. The depreciable life of the assets are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

One of the Company’s operating lease agreements includes rental payments for common area maintenance (CAM) which includes utilities, real estate taxes, and other costs associated with the maintenance of the property which are adjusted for inflation periodically. These variable costs are not included in the lease assets and liabilities presented.

The lease disclosures below reflect amounts recognized under ASC 842 as of and for the six-month period ended June 30, 2026 and the year ended December 31, 2025.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

The following summarizes the line items in the balance sheet which include amounts for operating and finance leases as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Operating leases
Operating lease right of use assets	$813,006	$813,000
Accumulated amortization	(270,484)	(189,815)
Operating lease right of use assets, net	542,522	623,191

Current portion of operating lease obligations	248,818	161,658
Operating lease obligations	310,432	475,335
Total operating lease obligations	559,250	636,993

Finance leases
Finance leased vehicles	163,071	163,071
Accumulated amortization	(124,291)	(95,995)
Finance lease right of use assets, net	38,780	67,076

Current portion of finance lease obligations	29,403	40,859
Finance lease obligations	1,284	12,514
Total finance lease obligations	$30,687	$53,373

For the six-month periods ended June 30, 2026 and 2025, amortization expense of the operating lease right of use asset amounted to $80,669 and $69,121, respectively and are included in general and administrative expenses of the consolidated statement of operations. In addition, interest expense of the operating lease obligations amounted to approximately $28,733 and $34,405, respectively and are included in general and administrative expenses of the accompanying financial statements.

The following summarizes the weighted average remaining lease term and discount rate as of June 30, 2026 and December 31, 2025.

Weighted Average Remaining Lease Term
Operating leases	2.63	2.63
Finance leases	1.19	1.19

Weighted Average Borrowing Rate
Operating leases	9.5%	9.5%
Finance leases	8.5%	8.5%

As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate of 9.5% and 8.5% based on information available at the commencement date in determining the present value of lease payments.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

The maturities of lease obligations as of June 30, 2026 were as follows:

Year ending June 30:
2027	$248,818
2028	205,603
2029	206,377
2030	17,240
Total lease payments	678,038
Less: interest	(88,101)
Present value of lease obligations	$589,937

6.	DEBT

Forward Financing

In March 2025, the Company entered into a Forward Financing agreement to sell $670,000 in future accounts receivable for $500,000, maturing in March 2026. The loan carries a fixed interest of $170,000 and is to be repaid in 52 weekly installments of $12,885. The loan is secured through a lien on the accounts receivable of the Company and a personal guarantee from the Company’s CEO. The principal outstanding balance on this facility as of June 30, 2026 and December 31 2025 is $0 and $124,384, respectively.

Fundbox Loan

In April 2024, the Company entered into an agreement to sell $61,579 in future accounts receivable for $56,600. The loan has an imputed interest rate is 8.2% and is to be repaid in weekly payments of $3,065. The Company entered into several additional funding agreements over the period ended June 30, 2026, for a total of $260,330 in financing and is secured by the Company’s accounts receivable and matures in October 2026. The current loan balance is to be repaid in weekly payments of $4,680. The principal outstanding balance as of June 30, 2026 and December 31, 2025, was $74,654 and $66,960, respectively.

Intuit Loan

The Company entered into a loan agreement inf August 2024 with Intuit, Inc. The facility allowed borrowing up to $45,000 through the period ended June 30, 2025. The Company entered into additional loan agreements in January 2026 in the amount of $80,437 and an additional loan in March 2026 in the amount of $23,078 with Intuit Inc. The loans carry an interest rate of 18% with monthly payments of $7,375 and $2,118 respectively. The principal outstanding balance as of June 30, 2026 and December 31, 2025 is $66,353 and $19,563, respectively.

Funding Breeze

In May 2025, the Company entered into a revenue purchase agreement with Funding Breeze for an initial loan amount of $200,000, less initiation fees of $8,000, maturing in January 2026. The loan calls for 35 weekly installments of $7,611 which includes principal and interest. The outstanding balance as of June 30, 2026 and December 31, 2025 is $0 and $11,111, respectively.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

Vehicle Loan

The Company entered into a loan agreement with JP Morgan Chase (lender) in March 2024 to purchase a vehicle in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2026 and December 31, 2025 is $61,522 and $68,639, respectively.

Vehicle Loan

The Company entered into a loan agreement with Wells Fargo Auto (lender) in February 2026 to purchase a vehicle in the amount of $127,451 with a down payment of $7,830 and a loan in the amount $119,621. The loan carries a fixed interest rate of 4.94% and the loan is to be repaid in 72 equal monthly installments of $1,927 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2026 $114,096.

Wall Funding

In April 2026, the Company entered into a revenue purchase agreement with Wall Funding for an initial loan amount of $500,000, maturing in April 2027. The loan calls for 52 weekly installments of $12,019 which includes principal and interest. The outstanding balance as of June 30, 2026 is $412,313.

SBA Loan

The Company entered into a loan agreement with Small Business Administration (“SBA”) in fiscal year 2018. The original borrowing amount on the facility was $517,200 to be repaid over 120 month term. The initial 60 month term called for the interest rate to be fixed at the WSJ Prime Rate (Index) plus 2.5% with monthly installments of $6,139. The initial 60 month term expired as of December 31, 2023. For the remaining 60 month term, the loan carries a variable interest rate based on the prevailing index each month plus 2.25%. As of June 30, 2026, the interest rate was 9% and the monthly installment was $6,568, including interest and principal. As of December 31,2025, the interest rate was 9.25% and the monthly installment was $6,568, including interest & principal. The principal balances outstanding as of June 30, 2026 and December 31, 2025 are $168,453 and $205,958, respectively. The loan will mature in 2028.

The summary of the future maturities of loans is as follows:

Period ending June 30:
2027	$652,513
2028	107,301
2029	66,365
2030	34,288
Thereafter	36,925
Total notes payable	897,391
Less: SBA loan costs, net	(7,954)
$889,437

Line of Credit

The Company entered into a line of credit agreement during fiscal year 2023. The credit facility allows borrowing up to $167,265. The interest rate is 18% plus draw fees of 1.6%. The total outstanding balance as of June 30, 2026 and December 31, 2025, was $67,725 and zero, respectively.

7.	SHARE-BASED COMPENSATION

The Company’s share-based compensation plans provide for granting incentive stock options to employees and consultants. On February 1, 2024, Acme AtronOmatic, Inc. granted to certain full-time employees an option to purchase shares of the Company’s stock at an exercise price $3 per share which is the estimated fair value of the stock on the date of grant. The employee options vest over 4 to 6 year service periods from the date of grant, and are exercisable from then through a period of ten years from the date of grant. Management anticipates the average term of the employee options will be five years.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because no new stock has been issued for several years and management has been unable to identify a similar public company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management considers the Dow Jones small cap food products index to be representative of the Company’s size and industry and has used the historical closing total return values of that index for the five years immediately prior to the date of grant to estimate volatility.

Using the Black-Scholes-Merton option pricing model, management has determined that the options issued in 2026 and 2025 have a value of $3.12 per share. Compensation cost will be recognized over the 4 to 6 year service period that began at the date of grant. For the six month periods ended June 30, 2026 and 2025, the Company recognized $192,138 and $926,666, respectively, and are included in compensation costs in the statement of operations.

At June 30, 2026 and 2025, unrecognized compensation cost related to nonvested awards totaled $1,224,915. Of this amount, $385,212 and $392,011 will be recognized in 2027 and 2028, respectively. The weighted average period over which this remaining compensation cost will be recognized is 3 years.

The assumptions used and the calculated fair value of options granted to employees and nonemployees are as follows:

	2026	2025
Expected dividend yield	-0-	-0-
Risk-free interest rate	4.26%	4.26%
Expected life in years	10	10
Expected volatility	75.0%	75.0%
Weighted average fair value of options granted	$3.12	$3.12

The following is an analysis of employee options to purchase shares of the Company’s stock issued and outstanding:

	Number of Awards	Weighted Average Exercise Price
Total options outstanding, December 31, 2024	1,637,492	$3.00
Granted	-	$3.00
Exercised	-	-
Expired/Forfeited	(274,008)	$3.00
Total options outstanding, June 30, 2025	1,363,484	$3.00

Total options outstanding December 31, 2025	1,363,484	$3.00
Granted	-	-
Exercised	-	-
Expired/Forfeited	-	-
Total options outstanding, June 30, 2026	1,363,484	$3.00

Total options exercisable at June 30, 2026 and 2025 were 1,363,484 shares, respectively.

During the six month periods ended June 30, 2026 and 2025, no shares were exercised. In accordance with Company policy, the company has reserved shares for issuance under the plan.

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

At June 30, 2026 and 2025 the Company recognized $192,138 and $926,666 in stock option compensation which is included in the accompanying financials statements.

8.	Income taxes

The following table summarizes the significant differences between statutory rates for the years ended June 30, 2026 and December 31, 2025 as follows:

	June 30, 2026	December 31, 2025
Statutory tax rate:
U.S. Federal	21.00%	21.00%
State taxes, net of federal benefit	5.50%	5.50%
Valuation allowance	-26.50%	-26.50%
	0.00%	0.00%

The provision for income taxes for the years ended June 30, 2026 and December 31, 2025 consisted of the following:

	June 30, 2026	December 31, 2025
Current
Federal	$-	$-
State	-	-
Total current	-	-
Deferred
Federal	-	-
State	-	-
Total deferred	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts use for income tax purposes. For the years ended June 30, 2026 and December 31, 2025, the significant components of the deferred tax assets and liabilities are as follows:

	June 30, 2026	December 31, 2025
Deferred tax assets:
Net operating loss carryforwards	$1,802,324	$1,403,492
Accrual to cash adjustment	711,391	134,432
Total deferred tax assets:	2,513,715	1,537,924
Less: valuation allowance	(2,513,715)	(1,537,924)
Total deferred tax assets	$-	$-
Deferred tax liability:
Fixed assets	$14,636	$15,468
Less: Valuation allowance	(14,636)	(15,468)
Total deferred tax liability	$-	$-

acme atronomatic inc

notes to consolidated financial statements

as of june 30, 2026

The net deferred tax asset as of June 30, 2026 and December 31, 2025 principally relates to the net operating loss carryover, accrual to cash adjustment and differences in calculating depreciation for deferred tax liability, that cannot be considered as a source of income to recover the deferred tax asset.

The Company evaluates whether a valuation allowance should be established against the Company’s deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of June 30, 2026 and December 31, 2025, a valuation allowance of $2,499,079 and $1,522,456 was recorded, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 26.5%.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to the future realization of available deferred tax assets. As of the six month periods ending 2026 and 2025, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, and accrual to cash adjustment, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company includes interest and penalties related to uncertain tax positions within selling, general and administrative expense. As of June 30, 2026 and 2025, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

9.	Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2026 and 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 1, 2026 through August 26, 2026, which is the date the financial statements were available to be issued.

As of August 26, 2026, the Company received proceeds from their crowdfunding campaign in the amount of $75,925, net of issuance costs.

MyRadar has been selected for funding of a new Phase II SBIR project with the Defense Threat Reduction Agency (DTRA). Although the contract has not yet been executed, MyRadar has been approved to move into the next steps of negotiating the final contract and preparing to perform the work

The two-year project, Radiometric Algorithm for Geostationary NOx and Aerosol Retrieval for Ordnance and Chemicals (RAGNAROC) is focused on improving the ability to detect, characterize, and monitor hazardous atmospheric plumes using satellite observations.

During Phase I, MyRadar demonstrated the feasibility of leveraging existing geostationary weather satellites and multispectral infrared observations to identify key signatures associated with these events. In Phase II, the goal is to transform that foundational research into a more fully integrated prototype capable of detecting debris clouds, estimating cloud-top height, identifying aerosol and nitrogen oxide signatures, forecasting plume movement, and delivering decision-support products. The system is designed to combine satellite observations, physics-based retrieval methods, machine learning, and atmospheric transport modeling to provide faster situational awareness during high-consequence events.

Item 4. Exhibits

2.1	Certificate of Incorporation*

2.2	Certificate of Amendment to the Certificate of Incorporation*

2.3	Bylaws*

3.1	Stockholder Agreement*

4.1	Subscription Agreement*

* Filed as exhibits to the company’s Form 1-A (File No. 024-12445)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACME AtronOmatic, Inc.

By:	/s/ Andrew Green
Name:	Andrew Green
Title:	Chief Executive Officer

This semiannual report has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Green

Andrew Green, Chief Executive Officer, principal

financial officer, principal accounting officer, and Director

Date: September 28, 2026